REVIEWED FINANCIAL STATEMENTS

SideHustle App, Inc.
Year Ended December 31, 2019
With Independent Accountant's Review Report

SideHustle App, Inc.
Financial Statements

Year Ended December 31, 2019

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Independent Accountant's Review Report

The Board of Directors
SideHustle App, Inc.
Corona, California

I have reviewed the accompanying financial statements of SideHustle App, Inc., which comprises of the balance sheet as of December 31, 2019, and the related statements of income, changes in Stockholders' equity, and cash flows from May 20, 2019 ("inception") to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
March 7, 2020

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SideHustle App, Inc.

Balance Sheet

	December 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ 6,284
Accounts receivable-trade	12,080
Total current assets	18,364
App Development *(see note 2)*	218,080
Accumulated Amortization	(45,433)
Net App Development	172,647
Patents and Trademark	11,901
Total assets	$ 202,912
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Class A Common Stock, par value $0.0001 *(note 3)*	
Authorized shares, 12,000,000	
Issued and outstanding shares, 10,100,000	1,010
Paid-in capital	233,330
Retained deficit	(31,428)
Total stockholders' equity	202,912
Total liabilities and stockholders' equity	$ 202,912

See Independent Accountant's Review Report.

SideHustle App, Inc.

Statement of Operations

	Period from May 20, 2019 (Inception) to December 31, 2019	
Revenue	$	26,316
Expenses:		
Amortization expense		45,433
App maintenance		5,966
Auto expenses		139
Bank charges		31
Marketing		2,500
Office expense		2,032
Travel and meals		1,106
Taxes and licenses		194
Utilities		343
Total operating expenses		57,744
Net loss	$	(31,428)

SideHustle App, Inc.

Statement of Changes in Stockholders' Deficit

	Common Stock, $.0001 par value	Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2018	$ -	$ -	$ -	$ -
Common stock issued	1,010		-	1,010
Paid-in capital	-	233,330	-	233,330
Net Loss	-		(31,428)	(31,428)
Balance at December 31, 2019	$ 1,010	$ 233,330	$ (31,428)	$ 202,912

See Independent Accountant's Review Report.

SideHustle App, Inc.

Statement of Cash Flows

	Period from May 20, 2019 (Inception) to December 31, 2019
Operating activities	
Net loss	$ (31,428)
Add amortization	45,433
Increase in accounts receivable	(12,080)
Net cash provided by operating activities	1,925
Investing activities	
App development	(218,080)
Patents and Trademark	(11,901)
Net cash used in investing activities	(229,981)
Financing activities	
Proceeds from capital contribution	234,340
Net cash provided by financing activities	234,340
Net increase in cash and cash equivalents	6,284
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 6,284

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

SideHustle App, Inc.

Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

SideHustle App, Inc., a development stage entity, was formed on May 20, 2019 ("Inception") in the State of Delaware. The financial statements of SideHustle App, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Yorba Linda, California.

The Company offers a blockchain-based platform where businesses tie their ad spend to quality leads and revenue, and where GiG workers and users can monetize word-of-mouth referrals. Our mission is to be the world leader in streamlining the connection between users, GiG workers and businesses, and simplifying the process of online advertising and lead generation for businesses in general.

Our overarching technology objective is to capture fourteen (14) user app behaviour indicators and apply them to the search and posting algorithm. We will be using Business Intelligence (BI) on the merchant side and Artificial Intelligence on the consumer side to maximize efficiency.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, unfavorable publicity, infringement claims, unable to introduce new solutions or products on schedule, or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

SideHustle App, Inc.

Notes to Financial Statements (continued)
December 31, 2019

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years. App development is amortized over three years using straight line mid-month convention.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. App development

The company has issued 10,100,000 shares to the founding shareholders for the rights of the app and the related patent and trademark of the app.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

See Independent Accountant's Review Report

SideHustle App, Inc.

Notes to Financial Statements (continued)
December 31, 2019

4. Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction.   The tax benefit asset for federal taxes is $5,067 and $2,217, respectively, which is due to expire in 2039. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

5. Commitments and Contingencies

As of the date of issuance of financials March 7, 2020, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through March 7, 2020, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.